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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       IDM Participating Income Company-II
                       (A CALIFORNIA LIMITED PARTNERSHIP)
                       ----------------------------------
                            (Name of Subject Company)

                       IDM Participating Income Company-II
                       (A CALIFORNIA LIMITED PARTNERSHIP)
                       ----------------------------------
                       (Names of Persons Filing Statement)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                  _____N/A_____
                      (CUSIP Number of Class of Securities)

                                Chris W. Halling
                           Agapay, Levyn & Halling LLP
                     10801 National Boulevard, Fourth Floor
                       Los Angeles, California 90064-4184
                            Telephone: (310) 470-1700
                            -------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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ITEM 1. SUBJECT COMPANY INFORMATION.

(a) IDM Participating Income Co. - II, a California limited partnership (the "Partnership"), 19401 South Vermont, Suite K100, Torrance, CA 90502. Telephone number: (562) 590-1390.

(b) As of December 31, 2000, the issuer had issued and outstanding 200,000 Limited Partnership Units (the "Units").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person's name and address is: IDM Participating Income Co. - II, a California limited partnership, 19401 South Vermont, Suite K100, Torrance, CA 90502. Telephone number: (562) 590-1390. The filing person is the subject company.

(d) This Schedule relates to the offer by DVM Properties, Inc., a Texas corporation (the "Offeror") to purchase any and all of the Partnership's outstanding Limited Partnership Units (the "Units"), at $6.75 per Unit as set forth in the Offer to Purchase, dated May 14, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal. DVM Properties, Inc.'s business address is: 2424 SE Bristol Street Suite 333, Newport Beach, CA 92660, and business phone is (213)498-0141.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d) Neither the filing person nor its affiliates has been a party to any contract or transaction with the Offeror. However, as more fully described in "Item 8- Other Information," the filing person is engaged in litigation against William J. Carden, an officer, director and shareholder of the Offeror, and others including the former general partner of the Partnership. In the course of that litigation negotiations have been undertaken through counsel on the subject of settlement through payment of money to the Partnership from one or more of the defendants. Aside from those negotiations, there have been no other negotiations between the filing person and its affiliates, on the one hand, and the Offeror and its affiliates, on the other hand. Neither the filing person nor any of its affiliates has been a party to contacts, negotiations or transactions with the Offeror concerning a merger, consolidation or acquisition of the Partnership, a tender offer or acquisition of securities of the Partnership, an election of a new general partner of the Partnership, or a sale or other transfer of a material amount of assets of the Partnership.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) The filing person is advising holders of the subject securities to REJECT the tender offer.

(b) The information set forth in the May 29, 2001 Letter to Limited Partners (Exhibit (a)(2)) is incorporated herein by this reference.

(c) To the extent known by the filing person after making reasonable inquiry, neither the filing person nor any executive officer, director, affiliate or subsidiary of the filing person currently intends to tender or sell the subject securities that are held of record or beneficially owned by that person. Such persons intend to hold the subject securities.

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ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b)(1) Neither the filing person, its General Partner (NewPic GP Corporation, a California corporation), any associate or majority owned subsidiary of the filing person, any executive officer, director, affiliate or subsidiary of the filing person, nor any pension, profit-sharing or similar plan of the issuer or any affiliate has effected a transaction in Units other than the acquisition of Units as part of the original offering by the Partnership in 1986.

ITEM 7: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d)(1) The filing person is the subject company and has not engaged in or undertaken any negotiations in response to the tender offer that relate to the tender offer or other acquisition of the Partnership by the Offeror, or any of its subsidiary or any other person. Nor has the filing person engaged in or undertaken any negotiations that relate to
         (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(d)(2) On May 25, 2001, the filing person filed an ex parte application for temporary restraining order and application for order to show cause re preliminary injunction in the Legal Action (as defined in "Item 8-Additional Information" below) in the United States District Court, Central District of California, seeking to enjoin the Offeror, William
         J. Carden, and their affiliates, from proceeding with the tender offer, acquiring any Units through the tender offer, seeking to dissolve the Partnership, or seeking to remove NewPic GP Corporation as General Partner of the Partnership, among other relief. Aside from the Legal Action and the application for temporary restraining order and order to show cause, the filing person has not entered into any other transaction, board resolution, agreement in principle, or signed contract in response to the tender offer. Those applications are pending as of the date of this Schedule.

ITEM 8. ADDITIONAL INFORMATION.

(b) The Partnership, along with NewPic, is the plaintiff in a legal action originally filed in the Los Angeles Superior Court on October 25, 2000 (the "Legal Action"). The Legal Action seeks, among other things, damages and injunctive relief based upon allegations of, among other things, breach of fiduciary duty, negligence and breach of the partnership agreement against the Partnership's former general partner (IDM Participating Income General Partners' Co. - II), the former general partner's general partner (IDM Participating Income Corporation), and the directors and former directors (William J. Carden, Morris Cohen and Steven Speier) of IDM Participating Income Corporation. These entities, and William J. Carden and Morris Cohen, are affiliates with the Offeror in the tender offer. Damages sought in the Legal Action include recovery of loan balances written off, forgiven, or re-lent by the former general partner. The Partnership estimates that these damages total in excess of $8,500,000. The complaint in the Legal Action alleges, among other things, that the defendants: improperly failed and refused to turn over Partnership records to NewPic; failed to comply with the requirements of the Partnership Agreement with respect to the maintenance of, preparation of, and dissemination of books, records, and financial statements and reports pertaining to the Partnership; failed to make distributions to the limited partners as required by the Partnership Agreement; misappropriated Partnership funds, assets and business opportunities to benefit themselves and their affiliates; re-loaned interest and principal in violation of the Partnership Agreement, including

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         re-loaning principal more than once and for terms beyond the maximum aggregate term specified in the Partnership Agreement; made loans without using the Partnership's required Master Loan Agreement and Participating Note forms; made loans without obtaining appraisals from an AIREA member within 90 days of their loans; made loans where the aggregate amount of the Partnership loan and the senior debt exceeded 85% of the appraised value of the property; and did not collect participating profits on Partnership loans.

         The former general partner removed the Legal Action to the United States District Court, Central District of California. This removal was predicated upon a counterclaim filed by the former general partner against NewPic and its principals alleging a violation of federal Securities Laws in connection with their solicitation of the consent/proxies. On January 29, 2001, the District Court heard NewPic's application for a preliminary injunction, and on February 2, 2001 it issued a preliminary injunction that, among other things, restrained the defendants from acting or purporting to act as general partner of the Partnership, and further ordered the defendants to turn over Partnership records to NewPic. At the time the former general partner turned over the books, records and assets of the Partnership to NewPic GP Corporation, there was less than $700 in the Partnership bank account. The Partnership believes that the only asset left in the Partnership is the Legal Action.

         The former general partner's requests to stay the preliminary injunction were denied by the District Court and the United States Circuit Court of Appeals for the Ninth Circuit. The subsequent appeal of the preliminary injunction was denied by the Ninth Circuit, and it affirmed the Order granting the preliminary injunction.

         On May 25, 2001, the filing person filed an ex parte application for temporary restraining order and application for order to show cause re preliminary injunction in the Legal Action seeking to enjoin the Offeror, William J. Carden, and their affiliates, from proceeding with the tender offer, acquiring any Units through the tender offer, seeking to dissolve the Partnership, or seeking to remove NewPic GP Corporation as General Partner of the Partnership, among other relief. Those applications are now pending. Trial in the Legal Action is set for January 8, 2002.

         Additionally, Items 1, 2, 7 and 14 of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities Exchange Commission are incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)  Not applicable.
(a)(2)  Form of recommendation letter to limited partners
(a)(3)  Not applicable.
(a)(4)  Not applicable.
(a)(5)  Not applicable.
(e)     Not applicable.
(f)     Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         IDM PARTICIPATING INCOME CO. - II,
                                         A California Limited Partnership

                                                NewPic GP Corporation
                                                Its General Partner

May 29, 2001                                    /s/ Richard Meehan
                                                ------------------------
                                                Richard Meehan
                                                President and CEO



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EXHIBIT (a)(2)

                        IDM PARTICIPATING INCOME CO. - II
                        19401 South Vermont, Suite K-100
                               Torrance, CA 90502
                                 (562) 590-1390

May 29, 2001

To the Limited Partners of IDM Participating Income Company - II:

A few days ago you received an "Offer to Purchase" your limited partnership units in IDM Participating Income Company - II (the "Partnership"). The Offer price per unit was $6.75. The Offer was made by DVM Properties, Inc. ("DVM").

As your general partner, NewPic GP Corporation ("NewPic") would like to give you our recommendation about this Offer. WE RECOMMEND THAT YOU IGNORE IT AND THROW IT IN THE TRASH.

Some of our reasons for this recommendation are:

1. The Offer price is too low. This Offer is less than 7 cents return for each $1 you invested.

2. The Partnership has filed a lawsuit against CGS Real Estate Company ("CGS") and William J. Carden for damages in excess of $8,500,000. The lawsuit alleges that CGS and Carden violated fiduciary duties to the Partnership and engaged in fraud against the Partnership. A successful outcome of this suit cannot be guaranteed. However NewPic believes the case is strong and, if successful, it would produce a significantly higher return to you than does DVM's low Offer.

3. CGS and Carden control DVM, the company making this low Offer. Thus the same people alleged to have defrauded the Partnership of over $8,500,000 are now trying to buy you out for a few pennies on the dollar. Even CGS itself acknowledges that it owes the Partnership a $1.6 million loan it took (and immediately defaulted on) plus interest of at least $300,000. This is already 40% higher than the low Offer DVM has made.

4. NewPic believes the low Offer is a transparent attempt to interfere with NewPic's operation of the Partnership. There can be little doubt that CGS and Carden will attempt to remove NewPic as general partner.

5. NewPic believes the low Offer is an attempt to thwart justice by preventing the lawsuit from bringing the alleged violations and fraud into the light.

Remember that while CGS and Carden control IDM Corporation and DVM, thanks to you they no longer control your Partnership. Let's keep it that way.



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If you agree with us, then you don't need to do anything. You don't need to fill out the Offer forms and you don't need to mail the forms to anyone. Just keep them or throw them away.

If you have already responded to the Offer, we urge you to withdraw your tender by delivering a properly executed written notice of withdrawal (or a facsimile of one) to Wilmington Trust Company before the expiration date of the Offer.

Finally, as you may know, when the CGS/Carden entity was removed as general partner, they left almost nothing in the Partnership's bank account and CGS had defaulted on the loan it took. So if you would like a copy of the Partnership's audited financial statements as of December 31, 2000, or any other Partnership info, please send us your request along with a stamped, self-addressed envelope.

Thank you.

NewPic GP Corporation